

Jesper Nissen · 3rd

VP Global Operations, Baseball at TrackMan

Scottsdale, Arizona · 500+ connections · **Contact info**



TrackMan

Copenhagen Busines School

Experience



VP Global Operations, Baseball
TrackMan
Aug 2019 – Present · 1 yr 2 mos
Scottsdale, Arizona, USA

VP Marine and Defense
Looking for new opportunities
Apr 2019 – Present · 1 yr 6 mos
Denmark

Currently looking for new opportunities



SmartGurlz
6 yrs

CTO / Founder
Oct 2014 – Present · 6 yrs

SmartGurlz™ is a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code. Connected via smartphone or tablet, SmartGurlz™ allows girl 6 and up to immerse themselves in Science, Technology, Engineering and Math (STEM).

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○ **Board Member**
Jan 2015 – Present · 5 yrs 9 mos
New York, NY

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VP Operations
Weibel Scientific
Feb 2018 – Jul 2019 · 1 yr 6 mos
Allerød, Denmark

•Weibel's Executive Management Team, reporting directly to the Owner and CEO.
• Leading 70 employee's through 5 managers in 5 different production departments.
• Close cooperation with Sale and RD to manage specific customized customer order.
Main Task and Achievements
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Teledyne RESON
8 yrs

○ **Vice President; Global Operations**
Mar 2010 – Feb 2018 · 8 yrs
Slangerup

TELEDYNE-RESON: Globally recognized manufacturer of high-performance multi-beam sonar systems for the offshore, defence and security and hydrographic industry with major business units in Denmark, USA, Scotland and the Netherlands.
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○ **Executive Vice President; Global Supply Chain**
Jun 2010 – May 2011 · 1 yr

Global Supply Chain management, incl shipping, order handling, manufacturing, procurement and much more

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Education



Copenhagen Business School
MBA, Maste og Business Administration
2004 – 2006

MBA



Copenhagen Business School



MBA, Business administration
2004 – 2006

MBA

DTU - Technical University of Denmark

DIA-M, Apparatus engineering
1983 – 1987

Engineering

